UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Innventure, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45784M 108

(CUSIP Number)

WE-INN LLC

2045 W Grand Ave Ste B, PMB 82152
Chicago, IL 60612-1577
(312) 248-2523

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45784M 108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
WE-INN LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,697,656

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,697,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,697,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	The foregoing percentage is based on 44,602,623 shares of common stock outstanding as of October 2, 2024.

CUSIP No. 45784M 108	SCHEDULE 13D	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Gregory D. Wasson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,697,656

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,697,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,697,656 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	The foregoing percentage is based on 44,602,623 shares of common stock outstanding as of October 2, 2024.

CUSIP No. 45784M 108	SCHEDULE 13D	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Kimberly Wasson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,697,656

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,697,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,697,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	The foregoing percentage is based on 44,602,623 shares of common stock outstanding as of October 2, 2024.

CUSIP No. 45784M 108	SCHEDULE 13D	Page 5 of 7 Pages
Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Innventure, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11755 Wilshire Blvd., Suite 2320, Los Angeles, California 90025.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed jointly by WE-INN LLC, Gregory D. Wasson, and Kimberly Wasson (the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 233 N Michigan Avenue, Suite 1410 Chicago, Illinois 60601.

(c) Mr. and Mrs. Wasson are the President and Executive Vice President, respectively, of WE-INN LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Mr. and Mrs. Wasson are citizens of the United States. WE-INN LLC is an Illinois limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 2, 2024, the Issuer acquired 100% of Innventure LLC by merger. Mr. and Mrs. Wasson jointly owned 100% of the member units of Innventure LLC indirectly through WE-INN LLC at the time of the acquisition. Mr. and Mrs. Wasson received 8,697,656 shares of the Issuer’s common stock as consideration for their ownership interest in Inventure LLC, representing 19.5% of the common stock issued as part of the transaction. The merger agreement provides that the former members of Innventure LLC will receive additional shares of Innventure, Inc. common stock if certain milestone conditions are met.  The reporting persons’ right to receive additional shares pursuant to this earn-out right became fixed and irrevocable on October 2, 2024, the effective date of the merger.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

CUSIP No. 45784M 108	SCHEDULE 13D	Page 6 of 7 Pages
Except as set forth in this Schedule 13D, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As described in Item 4, the Reporting Persons are deemed the beneficial owners of 8,697,656 shares of Common Stock, representing approximately 19.5% of the outstanding shares.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 44,602,623 shares of Common Stock outstanding, as reported by the Issuer in its Form S-4 file number 333-276714.

Mr. and Mrs. Wasson have shared power to (i) vote or direct the voting and (ii) dispose or direct the disposition of 8,697,656 shares of Common Stock beneficially owned by Mr. and Mrs. Wasson but indirectly owned by WE-INN LLC, of which Mr. and Mrs. Wasson are President and Executive Vice President, respectively.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 45784M 108	SCHEDULE 13D	Page 7 of 7 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and Item 7 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 hereof and between such person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1
Member Support Agreement, dated October 24, 2023, by and among Learn CW Investment Corporation, Learn SPAC Holdco, Inc., Innventure LLC and the Innventure Members party thereto (incorporated by reference to Exhibit 10.5 of the Issuer’s Form S-4 filed on September 6, 2024).

2*	Form of Lock-Up Agreement

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2024

WE-INN LLC

/s/ Gregory D. Wasson
Name: Gregory D. Wasson
Title: President

/s/ Kimberly Wasson
Name: Kimberly Wasson
Title: Executive Vice President

/s/ Gregory D. Wasson
Gregory D. Wasson

/s/ Kimberly Wasson
Kimberly Wasson